
Hubsai
16 devices
Front Entry
Master Bedroom
Front Entry
Living Room
Living Room
Living Room
Master Bedroom
Billy's Bedroom

Hubsai

Smart Homes Simplified™

Investor Presentation | Mike Ghodoosian, ceo@hubsai.com

Hubsai is the easiest to use, most secure, non-cloud home automation platform.

We make the convenience and value of smart home ownership simple, affordable, worry-free, and **FUN**!

Hubsai
Smart Homes Simplified

The smart home challenge for consumers:

Lack of smart device **interoperability**

Degree of **technical skill** required

Concerns about **privacy** and **hacking**

Hubsai

Smart Homes Simplified

Creating frustration & poor user experience



AT&T
12:39 AM
49%
GoToMeeting
Elevate
TaskRabbit
Edge
ecobee
Home Center
Nextdoor
OSRAM
Insight Timer
Google Home
Lightify
Fibaro
hue
KDFC
iVisit
craigslist
Hue
SCHLAGE
Schlage Home
Garadget
462
51,027
287

1st floor thermostat
water leak detectors

front door lock
video cameras

1st floor lights
motion sensors
2nd floor lights

garage door opener

8 apps to control a basic single-family smart home setup!

Hubsai
Smart Homes Simplified

Hubsai is the smart home solution for homeowners wanting a simple, low-tech way to securely automate their home.

What we offer

- DIFM smart home installation and support with top-tier smart devices
- An easy-to-use iOS/Android app to control the entire smart home
- A non-cloud platform that reduces hacker and privacy risk

How customers benefit

For a low, affordable monthly subscription, Hubsai eliminates the frustration and confusion typically experienced when the average consumer attempts to create and maintain an end-to-end smart home environment.

The past 20 years have seen the introduction of a variety of standards, players and breaches.

1999 — Phrase IoT coined for on/off switch connected to the Internet.

2002 — Zigbee Alliance is created to evolve universal open standards.

2003 — Home networking becomes mainstream.

2005 — Z-Wave Alliance is formed by group of home control manufacturers.

2010 — Nest is founded to bring WiFi enabled devices to market.

2012 — SmartThings launches, raises $1.2M on KickStarter.

2013 — AllSeen Alliance is formed by 23 product & software companies.

2014 — Samsung buys SmartThings for $200M. Wink launches. Google buys Nest for $3.2B.

2014 — Apple announces HomeKit. Thread Group was formed by Nest, Google, Samsung & others.

2015 — Amazon has general release of the Echo & Alexa smart speakers. Flex buys Wink for $15M.

2015 — CES 2015 is dominated by the wave of smart device products.

2016 — Open Interconnect Consortium is formed to define IoT standards.

2016 — Google launches Google Home Speaker.

2017 — i.am+ buys Wink from Flex for $59M.

2017 — 75% of US households have broadband.

2019 — Lowes shuts down Iris Smart Home. Wink's cloud & support falters.

2019 — Wyze server leak exposes 2.4M customers.

2020 — The Smart Home landscape remains fragmented and unsecure.

Today, there is still no clear choice for non-technical homeowners looking for a smart home solution.

Hubsai
Smart Homes Simplified

The US smart home market 2017-2023


Revenue
50,000
40,000
30,000
20,000
10,000
0
in million US$
15,870
19,646
23,577
24,972
30,770
36,148
41,339
2017
2018
2019
2020
2021
2022
2023
Total
Energy Management
Comfort and Lighting
Home Entertainment
Control and Connectivity
Security
Smart Appliances

Source: Statista (Forecast adjusted for expected impact of COVID-19), May 2020

Revenue 2020

Energy Management	US$2,130.2m
Comfort and Lighting	US$3,024.1m
Home Entertainment	US$3,004.0m
Control and Connectivity	US$5,930.7m
Security	US$6,680.8m
Smart Appliances	US$4,201.9m

Revenue 2023

Energy Management	US$3,477.2m
Comfort and Lighting	US$5,739.6m
Home Entertainment	US$4,585.8m
Control and Connectivity	US$8,591.2m
Security	US$11,199.0m
Smart Appliances	US$7,745.8m

Hubsai
Smart Homes Simplified

Opportunity for Hubsai:
The smart home market gap*

Full Service/
Security Monitoring Providers

DIFM
Hubsai fills a massive gap in a **$11.1B market**

DIY
Smart Home Vendors

Full Service Providers:
High installation costs
Expensive long-term contracts
High pressure sales
Low quality support

Hubsai's Do It For Me:
Low installation costs
Term is customer dependent
Future-proof platform
High quality support

Do It Yourself Vendors:
No provider installation
Platform longevity unknown
Product interoperability traps
Hit and miss support

*The Hubsai solution covers: Control & Connectivity + Comfort & Lighting + Energy Management

Competitors

	Vendor	Cloud or Non-Cloud?	Security or Smart Home Focus?	Estimated Revenue	Market Advantages
Full Service Players	**Vivint**	Cloud	Security	$1.2B	1.5M customers; 10K employees
	ADT	Cloud	Security	$5.1B	27% market share pro-monitored security
	Alarm.com	Cloud	Security	$503M	5.5M customers; partner to major builders
	Control4	Cloud	Smart Home	$273M	High-end clientbase; audio systems a strength
	Nexia Intelligence	Cloud	Smart Home	Sub of Ingersoll Rand	Promoted & installed by Trane certified dealers
DIY Players	**Samsung SmartThings**	Cloud/Non-Cloud Hybrid	Smart Home	$50M	Samsung name; most highly rated DIY hub
	Wink	Cloud	Smart Home	$15.7	Attractive hub & app; broad device integrations
	SimpliSafe	Cloud	Security	$38M	Plug & play setup; aggressive marketing
	Abode	Cloud	Security	$766K	Cheapest pro-monitoring service
	Vera	Cloud	Smart Home	$23M	Packaged solutions; paid support programs
	HomeSeer	Non-Cloud	Smart Home	$4.5M	1st DIY vendor; fast & secure hubs
	Hubitat	Non-Cloud	Smart Home	$6M	More modern, cheaper version of HomeSeer

Hubsai
Smart Homes Simplified

Where Hubsai sits today against full-service & DIY players


Challengers
Leaders
ADT
NEXIA
SimpliSafe
vivint. SmartHome
ALARM.COM
SmartThings
Control4
abode
HomeSeer
Niche Players
vera
an ezlo company
Hubsai
wink
Hubitat
Visionaries
Ability to Execute
Completeness of Vision

Hubsai
Smart Homes Simplified

Hubsai has the vision.

Partnering with distributors or a major ISP introduces the ability to scale.



Challengers
Leaders
ADT
NEXIA
SimpliSafe
vivint. SmartHome
ALARM.COM
Hubsai + Major ISP
SmartThings
Control4
abode
HomeSeer
Niche Players
vera an ezlo company
Hubsai
wink
Hubitat
Visionaries
Ability to Execute
Completeness of Vision

Hubsai
Smart Homes Simplified

The key to success in the Smart Home DIFM market: Convert the holdouts

Today, full-service and DIY vendors are succeeding in repeat purchases, but struggle to reach new buyers.

The majority of consumers are on the sidelines waiting to be convinced about home automation benefits, affordability, and security.



Lacking a killer app for the whole home
Tech-heavy male dominated community
New customer entrants are leery
Privacy concerns
Skews towards young and wealthy
Smart Home Problems to Solve

Hubsai
Smart Homes Simplified


How Hubsai converts the Smart Home Holdouts
High-quality, affordable professional installation
Complete data and access privacy
Smooth cross-product interoperability
Greater ease-of-use
Auto OTA software & firmware updates

Hubsai Smart Home can win over the holdouts

"The key is getting consumers who have never owned one to purchase one. Once they do, they're going to purchase more."

—Chris O'Dell, Park Associates

With Hubsai, smart home ownership is no longer just for the wealthy 1%ers or tech hobbyists.

The solution

The Hubsai software platform powers an ecosystem of smart home devices from trusted brands to deliver:

Interoperability

Hubsai supports Z-Wave, Zigbee, Wifi, and Bluetooth, so regardless of protocol all smart devices installed on the platform are seamlessly controlled by a single app.

Ease-of-Use

Customers choose from a portfolio of top-tier integrated smart devices. Users never need to download plugins or set up complex rules to support devices. Automatic software and firmware updates keep the Hubsai ecosystem up and running 100% of the time.

Privacy

Government-grade authentication for secure connections. No third-party access to homeowner data. Runs locally, eliminating cloud latency and hacker risk.


11:00
Hubsai
27 devices
Upstairs Hallway
Master Bedroom
Downstairs Hallway
Garage
Downstairs Hallway
Upstairs Hallway
Upstairs Hallway

Hubsai
Smart Homes Simplified

The Hubsai basic package today

Hub/ Controller



- Small, yet powerful
- Connects to router
- Controls all devices

Smart Thermostats


68

- ecobee4
- Honeywell T6 Pro Z-Wave

Smart Locks


SCHLAGE

- Schlage Connect Z-Wave
- Yale Assure Z-Wave
- August Smart Lock Pro
- Candyhouse Sesame Lock

Smart Lighting



- Sylvania Osram Lightify
- Philips Hue

Wifi Cameras


AMCREST
1080P

- Amcrest 1080P indoor
- Amcrest 1080P Outdoor

Garage Opener



- Garadget Door Controller
- Works with any door type

Hubsai
Smart Homes Simplified

Unique Hubsai app features

Download on the App Store
GET IT ON Google Play


AT&T LTE
4:18 PM
63%
Hubsai
My Hubs
House
Condo
Office
Settings
Terms & Privacy
Sign Out

Multi-Hub
Multiple smart home locations can be controlled from a single app.


AT&T LTE
4:43 PM
9%
Hubsai
Condo
Garage
Kitchen
Main Entry
Office

Home Map
All connected devices are displayed by room in a single view.


Verizon
12:53 PM
12%
Hubsai
Garage
Camera 1
Off
Garage
Office
Office
Hue White Lamp 3
Garage
Hue Color Candle 1
Garage
Hue Color Candle 2
Office
Hue White Lamp 1
Garage
Office
What's on your mind ?

Dashboard
See the status of all devices in a single view for quick access.


AT&T LTE
4:50 PM
8%
Back
Hubsai
Condo
2000-07-01 02:32:13
Home
Garage
garage sales
Closed
Open

Device/Camera Split Screen
On a single screen for locks and garage openers, view device status and camera live feed.

Hubsai
Smart Homes Simplified

3 Hubsai Offerings


Hubsai
Hubsai Smart Home
STARTER KIT
Your complete smart home in a box!

For Homeowners
Hubsai Smart Home Starter Kit

For Multifamily
Hubsai Smart Water Leak Detection


Common Area
Apt. 1
Apt. 2
Apt. 3
Apt. 4
Apt. 5
Apt. 6

For SMBs / Multi-Location
Hubsai Smart Building



The 1-year product roadmap

Prepping Hubsai for distributor sales, multifamily sales and AI

Today	2020 Q4	20021 Q1	2021 Q2	2021 Q3
Hubsai Basic Smart Home Plan for Direct Sales • Hubsai remote installation • iOS/Android app • Smart locks, smart thermostats, indoor cameras, smart lights, garage door opener • Lights grouping & filtering	**Hubsai Plans for Distributor & Installation** • Automated installs via hole-punching • Safety devices added: motion sensor, water leak sensor, CO/Smoke sensor	**Hubsai Plan & Product Improvements** • User-defined scenes and automations • User account admin features • Proprietary Z-Wave protocol software • Support of additional smart devices	**Hubsai Smart Apartment v1 for Multifamily Sales** • Smart Apartment plan: Smart lights, water leak sensor, smart thermostat, indoor camera, smart plugs • Tenant/owner notification capability • Owner dashboard	**Hubsai AI v1 and Smart Apartment v2** • First AI release with user recommendations • Second Smart Apartment release with admin & notification improvements • Support of additional smart devices

Hubsai business model

Direct, distributor, and multifamily sales


New Customers by Sales Channel
1,500
1,000
500
0
2020 Q4
2021 Q1
2021 Q2
2021 Q3
Direct Sales
Distributor Sales
Multifamily Sales

Hubsai
Smart Homes Simplified

Projected Revenue Q4 2020 - Q3 2021



200,000
150,000
100,000
50,000
0
2020 Q4
2021 Q1
2021 Q2
2021 Q3
Revenue by Quarter
Basic Home
Starter Kit
SMB/Multifamily
Device Sales/Install Fees

Hubsai Leadership



Mike Ghodoosian
Founder & CEO
CEO of KEMG, Universal Responses, EVP of Sales at Aluma Tower and Director of Global Accounts at Siemens. Expertise in industrial automation, IoT and AI.



Dr. Hossein Eslambolchi
Advisory Board Member
Chairman & CEO of 2020 Venture Partners. Technical Advisor to Facebook 2016-19. Prior CEO at AT&T Bell Labs. Holds 1,200+ patents. Awarded AT&T Fellow.



Nikolas Markou
Advisory Board Member
Head of AI/ML at Electi Consulting. Previous Principal Engineer at Data Synthesis EU and Yodiwo Greece - 2016 winner of the MIT Startup Greece competition.



Mojtaba Janatpour
Advisory Board Member
Managing member of Next Level Architecture. 30-year veteran of multifamily property construction. Prior research scientist at GE and holder of several process patents.



Alan King
Advisory Board Member
Founder and President of Alan King and Company, now SitusAMC, a provider of advisory, outsourcing, and technology solutions to the real estate finance industry.



Hamid Farzaneh
Advisory Board Member
CEO and Cofounder of Alea Labs, a Silicon Valley startup developing smart devices for HVAC systems. Previous CEO and Cofounder of Sensoplex, gait technologies leader.


Mike Ghodoosian
CEO
Vishal
Vice President, R&D
Christine
Vice President, Marketing
Open
Vice President Sales
Fernando
CFO
Yatin
Engineer, iOS
Ami
Development PM
Open
Product Marketing Mgr.
Dale
West Coast Sales Dir.
Kathleen
Staff Accountant
Jindal
Engineer, Android
Asa
AI Engineer
Open
Digital Marketing Mgr.
Open
East Coast Sales Dir.
Max
IT Manager
SS
QA Engineer, Tech Writer
Joey
UI Engineer
Open
Channel Manager
Open
HR Specialist
Ryan
Automation Engineer
Blue Tones = FTE Staff
Green Tones = Fractional Staff
Open Position

Hubsai
Smart Homes Simplified

Net Capital Fund Raise Allocation

$1,070,000
Net Capital Fundraise


Sales & Marketing
$500,000
R&D/Engineering
$250,000
Expansion of Facility
$170,000
Staff & Ops
$150,000

Hubsai
Smart Homes Simplified

Hubsai

Smart Homes Simplified


Hubsai
Office
Office
Osram Color
Main
Main
Kitchen
Kitchen
Unassigned Devices
Unassigned Devices

Thank You!

Mike Ghodoosian, ceo@hubsai.com